EXHIBIT 99.1

FirstService Reports Record First Quarter Results

Led by Colliers International with Revenues up 28% and EBITDA up sharply

Operating highlights:

	Three months
	ended March 31
	2014	2013

Revenues (millions)	$ 548.4	$ 476.4
Adjusted EBITDA (millions) (note 1)	22.8	10.4
Adjusted EPS (note 2)	0.09	(0.20)

TORONTO, April 29, 2014 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) today reported results for its first quarter ended March 31, 2014. All amounts are in US dollars and all percentage revenue variances are calculated on a local currency basis.

Revenues for the first quarter were $548.4 million, up 18% relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $22.8 million, up from $10.4 million and Adjusted EPS (note 2) was $0.09, versus a loss of $0.20 reported in the prior year quarter. GAAP EPS from continuing operations was a loss of $0.14 per share in the quarter, versus a loss of $0.53 in the same quarter a year ago.

"FirstService achieved record results for the seasonally slow first quarter," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "In particular, Colliers International continued to build on its momentum from last year with robust first quarter results, delivering strong increases in revenue and profits from both internal growth and several acquisitions including Colliers Germany. Revenue growth at FirstService Residential was solid, while profits were impacted by planned investments in technology and shared services infrastructure designed to support the new 'FirstService Residential' brand, enhance customer service and create efficiencies going forward. FirstService Brands also had a very good start to the year, with strong internal growth at several of our market-leading property service brands including Paul Davis Restoration, California Closets and CertaPro Painters," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. FirstService manages more than 2.5 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International - one of the largest global players in commercial real estate services; FirstService Residential - North America's largest manager of residential communities; and FirstService Brands - one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$2.3 billion in annual revenues and has more than 24,000 employees world-wide. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders since becoming a publically listed company in 1993. The common shares of FirstService trade on the NASDAQ under the symbol "FSRV" and on the Toronto Stock Exchange under the symbol "FSV". More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results

Colliers International revenues totalled $302.8 million for the first quarter, compared to $247.1 million in the prior year quarter, up 28%. The revenue increase was comprised of 18% internal growth and 10% growth from recent acquisitions. Internal growth was led by the Americas region which experienced strong gains in investment sales activity, and Europe which showed particular strength in leasing transaction volume. Adjusted EBITDA for the seasonally slow quarter was $16.2 million, versus $2.6 million reported in the prior year quarter.

FirstService Residential revenues were $216.1 million for the first quarter, up 7% relative to the prior year quarter. Internal revenue growth was 6%, with strong new property management contract wins offset by reductions in property resale processing and other ancillary revenues as a result of harsh winter weather conditions. Adjusted EBITDA for the quarter was $8.3 million, versus $10.6 million in the prior year period with the decrease attributable to budgeted and expected investments in technology and shared services infrastructure to support the new "FirstService Residential" brand as well as the impact of the reduction in higher-margin ancillary revenues noted above.

FirstService Brands revenues for the first quarter totalled $29.5 million, up 11% versus the prior year period primarily on account of strong performance from Paul Davis Restoration, California Closets and CertaPro Painters. Adjusted EBITDA for the seasonally slow first quarter was $0.8 million, versus a loss of $0.2 million in the prior year quarter.

Corporate costs were $2.6 million in the first quarter, unchanged from $2.6 million in the prior year period.

Stock Repurchases

During the quarter, the Company repurchased 100,000 Subordinate Voting Shares on the open market under its Normal Course Issuer Bid ("NCIB") at an average price of US$49.11 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,260,000 Subordinate Voting Shares under its NCIB, which expires on June 6, 2014.

Conference Call

FirstService will be holding a conference call on Tuesday, April 29, 2014 at 11:00 a.m. Eastern Time to discuss results for the first quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings (loss) from continuing operations to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings (loss) from continuing operations, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company's service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to Adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2014	2013

Net earnings (loss) from continuing operations	$ 1,762	$ (7,770)
Income tax	1,280	(1,719)
Other (income) expense	(641)	(178)
Interest expense, net	2,974	5,166
Operating earnings (loss)	5,375	(4,501)
Depreciation and amortization	13,805	12,558
Acquisition-related items	45	2,206
Stock-based compensation expense	3,541	185
Adjusted EBITDA	$ 22,766	$ 10,448

2. Reconciliation of net earnings (loss) and diluted net earnings (loss) per common share from continuing operations to adjusted net earnings (loss) and Adjusted EPS:

Adjusted EPS is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. The Company's method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings (loss) and of diluted net earnings (loss) per share from continuing operations to Adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2014	2013

Net earnings (loss) attributable to common shareholders	$ (5,881)	$ (16,527)
Non-controlling interest redemption increment	2,014	5,580
Company share of net loss from discontinued operations, net of tax	718	449
Acquisition-related items	45	2,206
Amortization of intangible assets	4,917	4,267
Stock-based compensation expense	3,541	185
Income tax on adjustments	(1,974)	(1,918)
Non-controlling interest on adjustments	(272)	(101)
Adjusted net earnings (loss)	$ 3,108	$ (5,859)

	Three months ended
(in US dollars)	March 31
	2014	2013

Diluted net earnings (loss) per common share from continuing operations	$ (0.14)	$ (0.53)
Non-controlling interest redemption increment	0.06	0.18
Acquisition-related items	--	0.07
Amortization of intangible assets, net of tax	0.09	0.08
Stock-based compensation expense, net of tax	0.08	--
Adjusted EPS	$ 0.09	$ (0.20)

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2014	2013

Revenues	$ 548,431	$ 476,395

Cost of revenues	363,038	323,388
Selling, general and administrative expenses	166,167	142,744
Depreciation	8,889	8,291
Amortization of intangible assets	4,917	4,267
Acquisition-related items (1)	45	2,206
Operating earnings (loss)	5,375	(4,501)
Interest expense, net	2,974	5,166
Other (income) expense	(641)	(178)
Earnings (loss) before income tax	3,042	(9,489)
Income tax	1,280	(1,719)
Net earnings (loss) from continuing operations	1,762	(7,770)
Discontinued operations, net of income tax (2)	(718)	(449)
Net earnings (loss)	1,044	(8,219)
Non-controlling interest share of earnings	4,911	440
Non-controlling interest redemption increment	2,014	5,580
Net loss attributable to Company	(5,881)	(14,239)
Preferred share dividends	--	2,288
Net loss attributable to common shareholders	$ (5,881)	$ (16,527)

Net loss per common share
Basic
Continuing operations	$ (0.14)	$ (0.53)
Discontinued operations	(0.02)	(0.02)
	$ (0.16)	$ (0.55)

Diluted
Continuing operations	$ (0.14)	$ (0.53)
Discontinued operations	(0.02)	(0.02)
	$ (0.16)	$ (0.55)

Adjusted EPS (3)	$ 0.09	$ (0.20)

Weighted average common shares (thousands)
Basic	35,890	30,101
Diluted	36,299	30,448

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, and transaction costs.

(2) Discontinued operations include Field Asset Services (sold on September 30, 2013) and the REO rental operation (held for sale as of March 31, 2014 and sold on April 18, 2014).

(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2014	December 31, 2013

Assets
Cash and cash equivalents	$ 119,398	$ 142,704
Accounts receivable	336,243	371,423
Prepaid and other current assets	97,238	77,195
Deferred income tax	23,896	23,938
Current assets	576,775	615,260
Other non-current assets	19,539	19,711
Fixed assets	100,519	101,554
Deferred income tax	98,145	102,629
Goodwill and intangible assets	621,915	604,357
Total assets	$ 1,416,893	$ 1,443,511

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 384,030	$ 485,436
Other current liabilities	29,554	39,943
Long-term debt - current	39,276	44,785
Current liabilities	452,860	570,164
Long-term debt - non-current	446,233	328,009
Other liabilities	31,951	43,051
Deferred income tax	31,490	31,165
Redeemable non-controlling interests	213,128	222,073
Shareholders' equity	241,231	249,049
Total liabilities and equity	$ 1,416,893	$ 1,443,511

Supplemental balance sheet information
Total debt	$ 485,509	$ 372,794
Total debt, net of cash	366,111	230,090

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2014	2013

Cash provided by (used in)

Operating activities
Net earnings (loss)	$ 1,044	$ (8,219)
Items not affecting cash:
Depreciation and amortization	13,852	13,498
Deferred income tax	4,360	(5,005)
Other	(1,981)	1,222
	17,275	1,496

Changes in non cash working capital
Accounts receivable	37,433	7,003
Payables and accruals	(96,878)	(83,535)
Other	(24,685)	8,235
Contingent acquisition consideration	(20,064)	--
Net cash used in operating activities	(86,919)	(66,801)

Investing activities
Acquisition of businesses, net of cash acquired	(12,880)	(27,189)
Purchases of fixed assets	(7,699)	(5,661)
Other investing activities	470	(4,057)
Net cash used in investing activities	(20,109)	(36,907)

Financing activities
Increase in long-term debt, net	109,395	92,398
Purchases of non-controlling interests, net	(10,974)	(989)
Dividends paid to preferred shareholders	--	(2,288)
Dividends paid to common shareholders	(3,580)	--
Other financing activities	(9,183)	(5,340)
Net cash provided by financing activities	85,658	83,781

Effect of exchange rate changes on cash	(1,936)	(1,199)

Decrease in cash and cash equivalents	(23,306)	(21,126)

Cash and cash equivalents, beginning of period	142,704	108,684

Cash and cash equivalents, end of period	$ 119,398	$ 87,558

Segmented Results
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Real Estate	Property
(unaudited)	Services	Services	Services	Corporate	Consolidated

Three months ended March 31
2014
Revenues	$ 302,799	$ 216,062	$ 29,532	$ 38	$ 548,431
Adjusted EBITDA	16,242	8,270	827	(2,573)	22,766
Operating earnings (loss)	5,657	3,545	(375)	(3,452)	5,375

2013
Revenues	$ 247,089	$ 202,417	$ 26,833	$ 56	$ 476,395
Adjusted EBITDA	2,617	10,630	(157)	(2,642)	10,448
Operating earnings (loss)	(6,575)	7,501	(1,446)	(3,981)	(4,501)

CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500